February 27, 2012

Mr. Andrew Mew
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          SEC Comment Letter Dated February 17, 2012
ZBB Energy Corporation
Commission File No. 001-33540

Dear Mr. Mew:

Attached are our responses to the staff’s letter dated February 17, 2012, regarding Form 10-K for the fiscal year ended June 30, 2011 filed September 8, 2011, and Forms 10-Q for fiscal quarters ended September 30, 2011 and December 31, 2011 filed November 14, 2011 and February 9, 2012, respectively, by ZBB Energy Corporation (the “Company”).

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at (608) 556-9479 should you have any questions regarding our responses.

Sincerely,

/s/ Will Hogoboom

Will Hogoboom, Chief Financial Officer

cc: Mark Busch, outside counsel

Responses of ZBB Energy Corporation to SEC Comment Letter

Form 1O-K for the Fiscal Year Ended June 30, 2011

Note 16 – Subsequent Events, page 51

1.  We note on August 30, 2011 you entered into agreements providing for the establishment of a joint venture in China.  Based on disclosure on page 13 of your December 31, 2011 Form 10-Q we note the joint venture operates through a jointly owned company named Anhui Meineng Store Energy (AHMN) and that your investments in the joint venture are made through a Holdco, formed with Powersav. Please explain your relationship, if any, with AHMN and AHMN’s ownership structure.  We note you consolidate Holdco and have a 33% ownership in the joint venture among four partners. Please explain how you account for the joint venture. As part of your response, please provide the specific authoritative literature relied upon for your accounting treatment. Please also tell us whether Holdco’s and your ownership of the joint venture represents a controlling financial interest.

Company Response:

ZBB’s relationship with AHMN and AHMN’s ownership structure.

ZBB’s ownership in Anhui Meineng Store Energy (“AHMN”) is indirectly through wholly owned and partially owned subsidiaries.  ZBB owns 100% of ZBB Cayman Corporation (“ZBB Cayman”);  ZBB Cayman and PowerSav own 60% and 40%, respectively, of ZBB Powersav Holdings Ltd. (“Holdco”); and Holdco and Anhui Xinrui Investment Co., Ltd. own 54% and 46%, respectively, of AHMN.

ZBB controls ZBB Cayman with a 100% vote; ZBB Cayman controls 2 of 3 Holdco Board seats; and Holdco controls 3 of 5 AHMN Board seats.

Holdco’s accounting for the joint venture.

In determining the appropriate accounting and financial reporting for AHMN by Holdco, Holdco considered ASC 810-10-15-8 which states:  “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.  The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.”

Holdco then considered ASC 810-10-15-10(a) which further stipulates, “All majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated.  However, there are exceptions to this general rule.

1.	A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner — for instance, if any of the following are present:
i.	The subsidiary is in legal reorganization.
ii.	The subsidiary is in bankruptcy.
iii.
The subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent's ability to control the subsidiary.

iv.
In some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder (hereafter referred to as noncontrolling rights).  In paragraphs 810-10-25-2 through 25-14, the term noncontrolling shareholder refers to one or more noncontrolling shareholders.  Those noncontrolling rights may have little or no impact on the ability of a shareholder with a majority voting interest to control the investee's operations or assets, or, alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner.

v.	Control exists through means other than through ownership of a majority voting interest, for example as described in (b) through (e).”

Holdco concluded that whether AHMN should be consolidated by Holdco required a fact based analysis of whether the noncontrolling interests’ rights are participating and whether those participating rights are substantive.

The definition and illustration of substantive participating rights is codified in ASC 810-10-25-11 which specifically states, “Noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate the investee.  The following is illustrative of substantive participating rights, but is not necessarily all-inclusive:
a.	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures
b.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.”

The relative rights of AHMN’s joint venture partners are governed by the Joint Venture Agreement of Anhui Meineng Store Energy Co., Ltd. by and between ZBB PowerSav Holdings Limited and Anhui Xinrui Investment Co., Ltd. entered into on August 30, 2011, as amended (the “Joint Venture Agreement”).

Section 6.7 of the Joint Venture Agreement provides as follows: “Notwithstanding any other provision of this Agreement or the Company Documents, the affirmative vote of at least four (4) Directors shall be required for any of the following Company actions:

a.	approval of the Company’s annual budget or any material changes thereto;
b.	entry into any agreement or arrangement by the Company with any Affiliate of the JV Investor;
c.
the hiring or termination of any employee or consultant with annual compensation in excess of Six Hundred Forty Five Thousand Renminbi (RMB 645,000) or with executive responsibilities, and the adoption of any employee benefit plan;

d.	entry into, termination, cancellation or material modification of any contract involving payments to or from the Company in excess of Two Million Renminbi (RMB 2,000,000);
e.	the introduction of new Products or Services;
f.	the Company’s entry into a line of business outside of the production, marketing and distribution of Products or the provision of the Services;
g.	the creation of marketing materials for the Company bearing the logos, names or other intellectual property of ZBB Energy pursuant to the License Agreement;
h.	a change in auditors or Accounting Principles; or
i.	the issuance of additional Company interests.”

Holdco concluded that the noncontrolling interests in AHMN have participating rights that are also substantive and therefore AHMN should not be consolidated by Holdco.  This was principally based upon the supermajority requirements relating to (1) “approval of the Company’s annual budget or any material changes thereto” and (2) “the hiring or termination of any employee or consultant with annual compensation in excess of Six Hundred Forty Five Thousand Renminbi (RMB 645,000) or with executive responsibilities” since provisions like these are specifically cited by ASC 810-10-25-11 as creating substantive participating rights. Through Anhui Xinrui Investment Co., Ltd., AnHui Xinlong Electrical Company (Xinlong Electrical) and WuHu Huarui Power Transmission & Transformation Engineering Company (WuHu Huarui) (the “China JV Partners”) retain significant rights and authority over operating decisions despite having relinquished majority board representation.

Additionally, SEC Division of Corporate Finance:  International Financial Reporting Issues and Disclosure Issues publication dated May 1, 2001, VI. Asia, A. People’s Republic of China, 1. Consolidation of Joint Ventures states, “Where the PRC partner's rights are substantive and pervasive, they should not be considered "protective" as contemplated in EITF 96-16. Where the PRC partner retains significant rights and authority over operating decisions despite relinquishing majority ownership, the staff believes that the registrant does not have a controlling financial interest in the joint venture.”  Pursuant to Section 6.7 of the Joint Venture Agreement cited above, the China JV Partners retain significant rights and authority over operating decisions despite having relinquished majority board representation and therefore AHMN should not be consolidated by Holdco.

Holdco concluded that the equity-method of accounting should be used by Holdco to account for AHMN as the noncontrolling interests participating rights are substantive.  Holdco based this conclusion on ASC 323-10-05-5 which states, “The equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee. The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee...”

ZBB’s accounting for its investment in Holdco.

In determining whether ZBB Energy Corporation should consolidate Holdco, we considered the guidance referenced above.  We based our determination of control on the fact that ZBB has a 100% voting interest in ZBB Cayman, ZBB Cayman has a 60% voting interest in Holdco and the fact that ZBB also controls a majority of Holdco’s board of directors positions.  The limited liability company agreement that governs the relative rights of the members of Holdco does not grant to PowerSav substantive participating rights as described in ASC 810-10-25-11.  Accordingly, we concluded that the consolidation method of accounting should be utilized by the Company to account for Holdco.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 1 - Summary of Significant Accounting Polices, page 5 Revenue Recognition, page 7

2.  We note you recognized revenue of $2.1 million as of September 30, 2011 based on performance milestones achieved and deferred $1.0 million which is to be recognized over the estimated remaining performance period related to the Honam Collaboration Agreement.  Please tell us how you considered the guidance in FASB ASC 605-28-25 when concluding on the amount of revenue to recognize and defer as of September 30, 2011.  Please also tell us your consideration for providing all of the disclosure requirements outlined in FASB ASC 605-28-50-2.  Additionally, please tell us how you considered collectability to be reasonably assured when recognizing revenue prior to receiving payment as of the end of the reporting period.

Company Response:

ZBB’s consideration of the guidance in FASB ASC 605-28-25 when concluding on the amount of revenue to recognize and defer as of September 30, 2011.

The Honam contract specifies the following payments and milestone events:

●	$1 million upon execution of the contract in consideration of past V3 battery stack design and development activities by ZBB

●	$500,000 upon successful completion of first V3 battery stack prototype (milestone 1)

●	$1,200,000 upon successful testing of V3 battery stack prototype (milestone 2)

●	$300,000 upon successful installation of a V3 single cell test station at Honam’s facility (milestone 3)

We determined that the $1 million initial payment was an upfront payment as defined by ASC 605-28-25 and was deemed to be attributed to the entire performance period and, therefore, was recognized on a systematic and rational basis over the performance period. We determined that information related to efforts expended in relation to total efforts expected to be expended was not readily determinable and, accordingly, the revenue from the up-front amount should not be recognized on a proportional performance basis. Therefore, the up-front amount was recognized ratably using a time-based method, that is, on a straight-line basis over the term of the contract (15 months or $200,000 per quarter).

Milestones 1, 2,  and 3 were determined to meet the requirements of ASC 605-28-25 because each milestone had the following factors:

●	There was “substantive uncertainty,” on the date the arrangement was entered into, about whether the event will be achieved.
●	Achievement of the milestone event was based in whole on the Company’s performance and specific outcomes resulting from the Company’s performance.
●	Achievement of the milestone event resulted in additional payments due to ZBB.
●	Milestones 1, 2 and 3 relate solely to the Company’s past performance as of the date the milestones were or will be achieved..
●	The milestones were reasonable, relative to all of the elements and payment terms in the arrangement.
●	The milestones were commensurate with both the Company’s effort required to achieve the milestone and enhanced value of the delivered items as a result of the milestone achievement.

Milestone 1 was achieved on June 27, 2011 and payment was received on  June 30, 2011.  Milestone 2 was achieved on September 27, 2011 and the payment was received on October 11, 2011.  Revenue was recognized as of the dates the milestones were achieved in accordance with the milestone accounting as discussed above.  Representatives from Honam were on site at ZBB in June 2011 and September 2011 for review and acceptance of milestones 1 and 2.  Payment by Honam was conditioned on Honam’s acceptance of achievement of the milestones.

The upfront payment was deferred over the term of the contract, and recognized at the rate of $200,000 per quarter starting April 1, 2011.  The payment was received on April 1, 2011.  As of September 30, 2011, $400,000 of the $1,000,000 upfront payment had been recognized as revenue, and $600,000 was deferred.

ZBB’s consideration for providing all of the disclosure requirements outlined in FASB ASC 605-28-50-2.

As required by FASB ASC 605-28-50-2, noted in italics below, the following disclosures were included in the Form 10-Q for the Quarterly Period Ended September 30, 2011:

A description of the overall arrangement - See Note 1 – Summary of Significant Accounting Policies, Engineering and Development Revenues, paragraph 1, which included the following statements:

“On April 8, 2011, the Company entered into a Collaboration Agreement (the “Collaboration Agreement”) with Honam Petrochemical Corporation (“Honam”), a division of LOTTE Petrochemical, pursuant to which the Company agreed with Honam to collaborate on the further technical development of the Company’s third generation Zinc Bromide flow battery module (the “Version 3 Battery Module”).”

“Pursuant to the Collaboration Agreement, the parties are required to negotiate a license agreement under which upon the completion of the collaboration project and the receipt by the Company of all payments due under the Collaboration Agreement, the Company shall grant to Honam: (1) a fully paid-up, exclusive and royalty-free license to sell and manufacture the Version 3 Battery Module in Korea and (2) non-exclusive rights to sell the Version 3 Battery Module in Japan, Thailand, Taiwan, Malaysia, Vietnam and Singapore.  In connection with such non-exclusive rights, Honam is required to pay a royalty to the Company.”

A description of each milestone and related contingent consideration - See Note 1 – Summary of Significant Accounting Policies, Engineering and Development Revenues, paragraph 1, which stated:

“Pursuant to the Collaboration Agreement, Honam is required to pay us a total of $3,000,000 dollars as follows: (1) $1,000,000 within 10 days following the execution of the Collaboration Agreement (subsequently received on April 9, 2011); (2) $500,000 by June 30, 2011 (subsequently received on June 30, 2011); (3) $1,200,000 by October 10, 2011 (subsequently received on October 10, 2011) and (4) $300,000 within 10 days after a single V3 Battery Module is set up at Honam’s research and development center. .”

A determination of whether each milestone is considered substantive and the factors that the entity considered in determining whether the milestone or milestones are substantive - We will provide the following additional disclosure in future 10-Q and 10-K filings under Note 1 – Summary of Significant Accounting Policies:

“Milestone payments under collaborative arrangements are triggered by the results of the Company’s engineering and development efforts. Milestones related to the Company’s development-based activities may include initiation of various phases of engineering and development activities, successful completion of a phase of development, or delivery of specified equipment or products. Due to the uncertainty involved in meeting these development-based milestones, the development-based milestones are considered to be substantial (i.e. not just achieved through passage of time) at the inception of the collaboration agreement. In addition, the amounts of the payments assigned thereto are considered to be commensurate with the enhancement of the value of the delivered intellectual property as a result of our performance. The Company’s involvement is necessary to the achievement of development-based milestones. The Company would account for development-based milestones as revenue upon achievement of the substantive milestone events. In addition, upon the achievement of development-based milestone events, the Company has no future performance obligations related to any milestone payments. “

The amount of consideration recognized during the period for the milestone or milestones - See Note 1 – Summary of Significant Accounting Policies, Engineering and Development Revenues, paragraph 1, which stated:

“The Company has recognized $2,100,000 as revenue as of September 30, 2011 based on performance milestones achieved and deferred the balance of the $1,000,000 payment which is being recognized as certain activities are performed by the Company over the estimated 15 month performance period. The unamortized balance of deferred revenue will be recognized over the estimated remaining performance period (9 months).”

ZBB’s consideration of collectability to be reasonably assured when recognizing revenue prior to receiving payment as of the end of the reporting period.

Milestone 2 was completed on September 27, 2011, and we invoiced Honam for $1,200,000 on September 27, 2011.  Honam received and approved the invoice for payment immediately, and ZBB received full payment on October 11, 2011 via wire transfer.  Collectability as of September 30, 2011 was reasonably assured based on prior prompt payment history with Honam and written confirmation of approval and acceptance of the invoice from ZBB for payment within 10 days.  We received the payment on October 11, 2011.